Exhibit 21.1
SUBSIDIARIES

State or Jurisdiction of
Name of Subsidiary	Incorporation or Organization
MIDDLETON PEST CONTROL, INC.	Florida
PERCIPIA NETWORKS, INC.	Ohio
PERCIPIA, INC.	Ohio
SUNAIR FLORIDA PEST HOLDINGS, INC.	Florida
SUNAIR INTERNATIONAL SALES CORP.	Florida
SUNAIR PEST HOLDINGS, INC.	Florida
SUNAIR SOUTHEAST PEST HOLDINGS, INC.	Florida
CPM FM LIMITED F/K/A TELECOM FM LIMITED	United Kingdom